Filed by UGI Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AmeriGas Partners, L.P.

Commission File No. 001-13692

Date: April 2, 2019

Corrected Transcript

02-Apr-2019

UGI Corp. (UGI)

Acquisition of Publicly Held Units of AmeriGas Partners, L.P by UGI Corp Call

Total Pages: 13
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UGI Corp. (UGI) Acquisition of Publicly Held Units of AmeriGas Partners, L.P by UGI Corp Call	Corrected Transcript
02-Apr-2019

CORPORATE PARTICIPANTS

Brendan M. Heck	Ted J. Jastrzebski
Manager-Investor Relations, UGI Corp.	Chief Financial Officer, UGI Corp.

John L. Walsh	Hugh J. Gallagher
President, Chief Executive Officer & Director, UGI Corp.	President and Chief Executive Officer AmeriGas Partners, UGI Corp.

OTHER PARTICIPANTS

Shneur Z. Gershuni	Dennis P. Coleman
Analyst, UBS Securities LLC	Analyst, Bank of America Merrill Lynch

Christopher Paul Sighinolfi
Analyst, Jefferies LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good day. My name is Jack, and I will be your conference operator today. At this time, I’d like to welcome everyone to the UGI/AmeriGas Transaction Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions] Thank you.

Brendan Heck, Director of Investor Relations, you may begin your conference.

Brendan M. Heck

Manager-Investor Relations, UGI Corp.

Thank you, Jack, and good morning. We’re glad you could join us on short notice to discuss this morning’s news. I’m joined today by UGI’s CEO, John Walsh; our CFO, Ted Jastrzebski; and AmeriGas CEO, Hugh Gallagher. We’ll begin with some prepared remarks and then open up the lines for your questions. Before I turn it over to John, let me remind everyone that our comments today include certain forward-looking statements which management believed to be reasonable as of today’s date only. Actual results may differ significantly because of risks and uncertainties that are difficult to predict, and many of which are beyond management’s control. Please read our Annual Report on Form 10-K for an extensive list of factors that could affect results. We assume no duty to update or revise forward-looking statements to reflect events or circumstances that are different from expectations. We’ll also describe our business using certain non-GAAP financial measures. Reconciliations of these measures to the comparable GAAP measures are available in the appendix of our presentation. John?

John L. Walsh

President, Chief Executive Officer & Director, UGI Corp.

Thanks, Brendan. We’re very excited about today’s announcement and appreciate your time this morning to hear more about the transaction and why we believe this is the right next step to drive long-term value for both of our companies’ respective shareholders. UGI and AmeriGas share a long history, and we look forward to building on this strong foundation to take both companies through our next stage of growth.

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UGI Corp. (UGI) Acquisition of Publicly Held Units of AmeriGas Partners, L.P by UGI Corp Call	Corrected Transcript
02-Apr-2019

Starting first would be an overview of the transaction. As we announced this morning, UGI has executed a definitive agreement to acquire the 69.2 million outstanding common units of AmeriGas we do not already own from the company’s limited partners, consolidating our ownership interest to 100%. The total transaction value is approximately $4.5 billion. AmeriGas unitholders will receive 0.5 shares of UGI plus $7.63 for each unit of AmeriGas. This structure provides the opportunity for unitholders to participate in UGI equity ownership. Upon closing, AmeriGas unitholders will own approximately 18% of UGI.

If you look at the 30-day average in current prices, this transaction represents a premium of 21.9% to AmeriGas’ 30-day volume-weighted average price and a 13.5% premium to yesterday’s closing price. This transaction significantly enhances UGI’s free cash flow, one of the key elements of our long-term success. It will allow us to increase our dividend by a cumulative 25% by transaction close, including a planned 15% increase to our next quarterly dividend and an additional increase following the close of the transaction.

We plan to finance the cash portion of the transaction by entering into a bank term loan of approximately $500 million. As you know, UGI does not currently have debt at the corporate level. AmeriGas’ existing debt will remain outstanding following closing. The transaction results in a significant step up in basis to UGI and is taxable to AmeriGas unitholders.

We’re targeting completion of the transaction in our fiscal fourth quarter of 2019, positioning us to start fiscal 2020 in the fall on a fully consolidated basis. The transaction was approved by the boards of both companies as well as AmeriGas’ audit committee, which is comprised of independent directors.

The closing is subject to approval by a majority of the AmeriGas unitholders and satisfaction of customary closing conditions.

As you can see on the charts here, historically warm weather in fiscal 2016 and 2017 negatively impacted AmeriGas’ balance sheet and cash flow metrics. If you recall, the goal of the 120 day review we announced last December was to ensure a strong and stable AmeriGas and position us for long-term growth. We evaluated a full spectrum of options and strongly believe this transaction is the most beneficial to both parties and we’re looking forward to starting the next phase.

The 60-year UGI-AmeriGas relationship has been very successful, and we’re confident that this transaction positions us to invest in growth for the future. The benefits of the merger are numerous. In particular, we anticipate an additional $200 million annually in free cash flow to UGI which equates to an increase in cash flow per share of greater than 15%. Ted will cover our cash engine slide a little later, but an additional $200 million in annual cash flow will fund growth opportunities across our business and support our 6% to 10% long term EPS growth target. Additionally, as I noted earlier, this deal supports a significant increase, 25%, to our dividend. We expect the transaction to be accretive to adjusted EPS beginning in fiscal 2020.

Turning to AmeriGas. In addition to providing unitholders an immediate and attractive premium to the value of their units, AmeriGas investors will have the opportunity to share in the current and future value of UGI, which has a diversified asset portfolio and a history of meeting long-term commitments to shareholders including 6% to 10% annual earnings growth and 4% annual dividend growth. UGI has consistently outperformed the broader indices and provided superior returns to its shareholders. Ted will cover this a little later.

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UGI Corp. (UGI) Acquisition of Publicly Held Units of AmeriGas Partners, L.P by UGI Corp Call	Corrected Transcript
02-Apr-2019

So all in all, we expect the transaction to deliver compelling long-term value for both parties. Overall, we see the transaction announced today as a key step forward in UGI’s long-term strategy to grow and deliver value for our shareholders. If you take a look at the highlighted points in this slide, you can see how this transaction directly impacts specific aspects of that strategy. Later in the call, Ted will address how the transaction also indirectly supports parts of our strategy. For example, by providing cash flow for further expansion into midstream or other investment opportunities that we will use to grow our business and meet our commitments to shareholders.

In summary, we look forward to working together to complete the transaction and to welcoming AmeriGas as a wholly owned subsidiary of UGI.

With that, let me now turn it over to Ted to cover more on the financials.

Ted J. Jastrzebski

Chief Financial Officer, UGI Corp.

Thank you, John. First, let me add to John’s sentiment that we’re excited about the strategic and financial benefits of the transaction for both companies. This is certainly a compelling next step in our development and in develop – and in delivering long-term value to our respective stakeholders. As you know, UGI has a successful track record over the past 20 years of disciplined investment to drive returns, which has enabled us to outperform the S&P 500 by nearly 3 times, S&P 500 Utilities by more than 2 times, and S&P 400 MidCap by nearly 2 times for the 20-year period ended 2018. With the additional cash flow that we’ll have from the consolidation of AmeriGas, we look forward to putting our capital to work across all business units to drive continued strong growth and returns to our shareholders.

A full consolidation of AmeriGas will further support UGI’s cash engine. We show this slide regularly and we think it does a nice job of breaking down how our exceptional cash flow support our two long-term commitments to shareholders; grow EPS by 6% to 10% a year, and grow our dividend 4% per year. We’ve delivered on these commitments as our EPS and dividend have compound annual growth rates of 12% and 6%, respectively, over the past 20 years.

If you look at the chart, you can see that our cash flow to CapEx, M&A and dividends increases by $200 million annually. And in connection with this transaction, we’ve announced a dividend increase which I’ll speak to in a moment. We will seek to strike the balance between returning capital to shareholders and investing for future earnings growth.

I think it’s important to take a step back and look at our business composition. Here, we show our fiscal year 2018 business mix and our fiscal year 2018 pro-forma business mix. As you can see, while our LPG allocation increases, we still maintain a balance between our LPG and natural gas businesses. This is not uncharted territory for UGI. As recently as 2005, LPG represented 65% of our business mix and we have a rich history of leadership in the propane distribution business.

We first entered the propane business domestically in 1959, and have grown our international business significantly in the past decade. We look forward to further aligning our global LPG businesses to drive efficiencies, support strategic initiatives, and accelerate growth. That being said, a key part of our investment strategy will continue to focus on our natural gas platform where we’ve increased our investment fourfold over the past 10 years, including through participation in the build out of the Marcellus Shale.

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UGI Corp. (UGI) Acquisition of Publicly Held Units of AmeriGas Partners, L.P by UGI Corp Call	Corrected Transcript
02-Apr-2019

Recent CapEx includes record capital investment at the Gas Utility and then our Midstream & Marketing segment, acquisition of the Texas Creek and Ponderosa gathering systems, a two-part expansion of our Auburn Gathering System, and continued expansion of our LNG capabilities. We’re targeting a record $900 million in capital deployment in fiscal 2020 to support our operations and ensure we are well positioned to meet our shareholder commitments. As you can see, our planned CapEx increases significantly to $3.7 billion in the five-year period ended in 2022.

Also, a higher proportion of that CapEx will be allocated to our natural gas businesses as we continue to invest in accretive projects that build on our existing investments in the Marcellus Shale. We are a major midstream operator in the Central and Eastern Marcellus and remain uniquely positioned with access to the capacity constrained markets in both New England and the Mid-Atlantic.

Our Gas Utility will require roughly $2 billion in CapEx over that five-year period to support customer growth and our PUC-approved infrastructure replacement program. We have a tariff structure in PA that allows for efficient recovery on this significant capital investment. We’ve previously presented this slide at our Investor Day, at that point this slide showed our cash conversion from EBITDA at 18%, which is far better than our peer group. As you can see, on a fully consolidated bases, the pro forma conversion doubles to 36%, demonstrating the cash benefit resulting from this transaction.

John and I have both commented on a significant dividend increase, 25% in total. We plan to increase the dividend in two steps; a 15% increase to our next quarterly dividend or $0.16 annualized, and the remainder $0.10 annualized following the close of the transaction. After the full dividend increase is complete, our 20-year compound annual growth rate will stand at 7.1%, well above our commitment of 4%. So all in all, as you can see, the financial benefits of the transaction are quite compelling for UGI and will put us in an even stronger position to realize our long-term goals.

With that, I’ll turn it over to Hugh.

Hugh J. Gallagher

President and Chief Executive Officer AmeriGas Partners, UGI Corp.

Thank you, Ted. I’ll speak for just a minute or two from the AmeriGas perspective. We too are very pleased with the transaction and are confident that it delivers outstanding value for our stakeholders while best positioning our business for a strong and stable future. As part of the review process, a full range of alternatives was considered and I strongly believe that this is the best outcome not only for our investors, but for our customers, our employees, and the communities in which we serve.

The transaction supports the payout – pay down of AmeriGas debt as we drive toward a target leverage ratio of 4 times, eliminates the administrative complexities of the MLP structure, and resolves our recent distribution coverage challenges. Clearly, a credit positive transaction that is quite favorable for our bond investors. And importantly, our unitholders will receive a substantial premium to the value of their units, and we’ll be able to participate in the upside of the UGI business which has an established track record of value creation for its shareholders.

Our customers can expect business as usual; really, only better as we move forward with our technology-based investments to enhance our customer experience. And for our employees, AmeriGas will be even more closely aligned with a larger, more diversified energy company, our balance sheet will be stronger, and we’ll have more operating flexibility as a 100% owned subsidiary of UGI. Myself and our team looks forward to completing the transaction later this year and hitting the ground running into fiscal 2020.

And with that, I’ll just turn it back over to John for his closing comments.

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UGI Corp. (UGI) Acquisition of Publicly Held Units of AmeriGas Partners, L.P by UGI Corp Call	Corrected Transcript
02-Apr-2019

John L. Walsh

President, Chief Executive Officer & Director, UGI Corp.

Thanks, Hugh. Before I conclude with some final remarks in the transaction, I wanted to take a moment to update guidance for fiscal 2019. Of course, we will be providing additional detail on our outlook when we report our second quarter results in early May. As you saw in the press release, for UGI, we have revised our full-year guidance to a range of $2.40 to $2.60 in adjusted EPS from our previous range of $2.75 to $2.95. This update is based on activity during the winter heating season, including significantly warmer than normal weather in our European markets as well as the impact of limited weather volatility during the fiscal 2019 heating season on our capacity management business in the Mid-Atlantic and Northeast U.S.

Although the fiscal 2019 heating season presented challenges, UGI remains well positioned to deliver on our long-term 6% to 10% growth commitment to our shareholders. This updated guidance excludes the impact of the proposed AmeriGas acquisition. AmeriGas expects to be at the low end of its fiscal 2019 adjusted EBITDA guidance range of $610 million to $650 million, due in large part to unfavorable weather patterns in the Southern U.S. during January and February. Like UGI, AmeriGas is also well-positioned to drive long-term value.

So, I hope we can all see how excited we are about today’s announcement and the opportunities it offers for both of our companies to drive enhanced value for our stakeholders. The transaction marks the end of our 120-day strategic review. It provides AmeriGas unitholders with an immediate 13.5% premium to the value of their units and an opportunity to share in the value of UGI. The transaction significantly enhances UGI’s cash flow and is accretive beginning in fiscal 2020.

UGI shareholders, including those with newly converted AmeriGas units, will benefit from a 25% increase in the dividend. At the same time, AmeriGas will benefit from reduced leverage over time, new growth opportunities, and reduced complexity as part of UGI. This is a compelling next step in our development and a winning combination for both companies.

Thank you. And now, I’d like to open it up for questions and turn it back to Jack, the operator.

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UGI Corp. (UGI) Acquisition of Publicly Held Units of AmeriGas Partners, L.P by UGI Corp Call	Corrected Transcript
02-Apr-2019

QUESTION AND ANSWER SECTION

Operator: Certainly. [Operator Instructions] Your first question comes from the line of Shneur Gershuni with UBS. Your line is open.

Shneur Z. Gershuni	Q
Analyst, UBS Securities LLC

Hi. Good morning, guys.

John L. Walsh	A
President, Chief Executive Officer & Director, UGI Corp.

Good morning.

Shneur Z. Gershuni	Q
Analyst, UBS Securities LLC

I just have a couple of quick questions with respect to today’s transaction. So, when I sort of crunch the math of it all, given the fact that there’s a cash component to it, and when I sort of think about the cash that was leaving the AmeriGas entity combined with the new shares outstanding, it sort of seems like there’s a substantial cash saving relatively speaking. Just trying to understand where your thoughts are on where the savings at this point could be allocated on a go forward basis. I understand that you talked about the higher CapEx, the $900 million. But I mean you’ve kind of talked about that in the past. Are you thinking about debt pay down, multiple years of significant dividend increases, share buybacks? Just kind of wanted to understand the strategy for this [ph] backup (18:08) cash.

John L. Walsh	A
President, Chief Executive Officer & Director, UGI Corp.

Sure. In terms of the incremental cash which is significant that will come to us, we’ll look at the full range of options. We mentioned the commitment to sort of moderate and address some of the balance sheet metrics for AmeriGas, so certainly paying down some of the debt is something we’ll be looking closely at over the next several years for sure, and primarily, at UGI we look to fund growth investments and the ramping level of capital investment opportunities. So we’ll put that, a good portion of that incremental cash to work, funding those growth opportunities and looking to continue to expand those growth opportunities.

And as you know, Shneur, we always look at our dividend, our dividend payout ratio. We clearly are today announcing quite a significant jump in that dividend. And as we move forward, we’ll take the same approach that we have historically, look at our payout ratio, look at where we sit within that range. And we’re always open to looking at, in addition to those, the annual increases that we commit to, looking at the incremental increases as we move lower in that range. But primarily we’re excited to have this additional capital, a cash to put to use in growth investments primarily, but also continue to look at dividend payout as an important part of delivering shareholder value as well.

Shneur Z. Gershuni	Q
Analyst, UBS Securities LLC

That makes total sense. And just two quick follow-ups, do you expect to be a tax payer at UGI? I imagine that’s a big step up, but like are you able to actually shield the utility income, or do you – is it really just more about utility dividends that get shielded? I mean, I’m just wondering if you can sort of talk about the tax [ph] at this point (20:11).

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UGI Corp. (UGI) Acquisition of Publicly Held Units of AmeriGas Partners, L.P by UGI Corp Call	Corrected Transcript
02-Apr-2019

John L. Walsh	A
President, Chief Executive Officer & Director, UGI Corp.

Well, certainly there are tax benefits based on the step up here, so that was certainly part of the appeal of the transaction and will help us offset a portion of our taxes in the coming years. So that’s another positive factor for UGI.

Shneur Z. Gershuni	Q
Analyst, UBS Securities LLC

Okay. And then one final question, do you imagine that there are going to be any credit rating agency impact to AmeriGas bond getting upgraded to investment grade?

John L. Walsh	A
President, Chief Executive Officer & Director, UGI Corp.

Well, the first thing we do and have already done is communicate with the credit rating agencies and aware of this transaction and as the balance sheet in AmeriGas strengthen, we’ll continue that dialogue with the credit rating agencies and they’ll assess us and see how we’re doing in terms of the critical metrics. I do think when you look at the obligations of AmeriGas now to its bondholders, they’ve been – the entity has been relieved of the requirement to pay distributions, so it’s been extremely helpful and certainly that will – the credit rating agencies will take note of that.

Shneur Z. Gershuni	Q
Analyst, UBS Securities LLC

All right. Perfect. Thank you very much, guys. Appreciate the color.

John L. Walsh	A
President, Chief Executive Officer & Director, UGI Corp.

Thank you, Shneur.

Operator: Your next question comes from line of Chris Sighinolfi with Jefferies. Your line is open.

Christopher Paul Sighinolfi	Q
Analyst, Jefferies LLC

Hey, guys.

John L. Walsh	A
President, Chief Executive Officer & Director, UGI Corp.

Hey. Good morning, Chris.

Christopher Paul Sighinolfi	Q
Analyst, Jefferies LLC

Good morning. Hey, first, congrats on the efficient conclusion of the review. I know a lot of work go on these things.

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UGI Corp. (UGI) Acquisition of Publicly Held Units of AmeriGas Partners, L.P by UGI Corp Call	Corrected Transcript
02-Apr-2019

John L. Walsh	A
President, Chief Executive Officer & Director, UGI Corp.

Thank you.

Christopher Paul Sighinolfi	Q
Analyst, Jefferies LLC

I guess to follow up on Shneur’s question, John, if we think about the fact that the review is in part started to address leverage in AmeriGas and then the fact that there has previously not been debt on the corporate entity and will be on the terms of the deal, just can you remind us, like how do you think about maybe leverage targets at each of the subs? And then do you envision debt at the corporate level beyond the term loan, you’re talking about over time or is that just financing this acquisition, and then that’s it?

John L. Walsh	A
President, Chief Executive Officer & Director, UGI Corp.

Yeah. Chris, I don’t think we’ve fundamentally changed our philosophy. What we’ve always said is we maintain capacity at the corporate level to add debt, specifically to enable a strategic transaction. Certainly, this just fell into that category. So it was great that we have the capacity at UGI Corp. to do it. We haven’t fundamentally changed our approach in terms of our approach to the capital markets. We’re fundamentally looking at that at a subsidiary level and we’ll continue to do that, but we’ll also continue to work to make sure we do have capacity at Corp. to fund something that we see as this transaction is strategically compelling for UGI.

And our approach historically and our approach today at the subsidiary level is to capitalize those units at debt equity ratios that are consistent with their sector, so whether it’s utility or international propane or AmeriGas, we’ll continue to do that. And one of the areas that we’ve looked at historically and we’ll continue to look at is as our Energy Services business evolves, particularly taking on more fee-based business, do we look at adding long-term debt at UGI Energy Services which currently only has a revolver. So, we’ve got a lot of – we’ve got options on how to fund our future growth and we’ll continue to keep our options open in order to be well positioned to take advantage of the opportunities that we believe will continue to come our way.

Christopher Paul Sighinolfi	Q
Analyst, Jefferies LLC

So, I guess I’ll rephrase a little bit, John. If we looked at even though that debt exists at the separate entities, if we were to look at UGI sort of holistically as a consolidated leverage number, is it fair to assume that that would not change going forward versus what we’ve seen from you previously?

John L. Walsh	A
President, Chief Executive Officer & Director, UGI Corp.

There’s nothing we’re doing that would fundamentally change that, Chris, it’ll move or continue as we generate more cash. We’ll pay down some debt, but we’re also continuously looking for investment opportunities that, if attractive, would lead us to add debt. So, I don’t see that fundamentally changing.

Christopher Paul Sighinolfi	Q
Analyst, Jefferies LLC

Okay. I didn’t think so, but I wanted to verify. And then I guess following up on another question Shneur had asked just on the tax benefits. Ted, can I just confirm the expectation that you guys had noted earlier about a 15% improvement in cash flow per share? I’m assuming that is already incorporating anticipated cash tax benefits.

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UGI Corp. (UGI) Acquisition of Publicly Held Units of AmeriGas Partners, L.P by UGI Corp Call	Corrected Transcript
02-Apr-2019

Ted J. Jastrzebski	A
Chief Financial Officer, UGI Corp.

Yes.

Christopher Paul Sighinolfi	Q
Analyst, Jefferies LLC

Okay.

Ted J. Jastrzebski	A
Chief Financial Officer, UGI Corp.

That’s correct.

Christopher Paul Sighinolfi	Q
Analyst, Jefferies LLC

And then, final question for me is just, you had talked about, obviously, there’s a rich history of UGI sort of this reinvestment of cash, the flywheel that that creates and the long-term compound returns that result. You’d also mentioned perhaps enhanced investments in midstream. Are there – with the added cash flow, are the ambitions of the company different in any way in regards to the types of businesses that you’re engaged in?

John L. Walsh	A
President, Chief Executive Officer & Director, UGI Corp.

Chris, as we grow, we’re – because of scale, we’re able to make at a relative basis larger investments in areas that are consistent with our strategy but new. So, you see us now investing in both dry gas and wet gas gathering systems in the Marcellus. That’s an example of a new segment of investment, new area of investment for us, we’ve only really entered into in the last few years. Because of the scale of the company now, those will be incrementally larger.

But our investment philosophy and approach to investments does not change. We now have more cash available for us to deploy. We’ll still maintain the same standards to identifying strategic investments that fit where we have a high degree of confidence that we can execute and deliver the investment case. So, there’s no change there. But scale does bring a capability to make those new investments, marginally larger new investments, on a relative basis still have it be sort of incremental in types of investments for the corporation. But our fundamental approach to how we invest and identifying what’s an attractive investment that fits UGI’s strategic perspective and capabilities remains unchanged.

Christopher Paul Sighinolfi	Q
Analyst, Jefferies LLC

Okay. Great. Thanks for the added color and from our perspective, everything here makes a lot of strategic sense. So, appreciate the conclusion.

John L. Walsh	A
President, Chief Executive Officer & Director, UGI Corp.

Thanks, Chris.

Operator: Your next question comes from the line of Dennis Coleman with Bank of America. Your line is open.

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UGI Corp. (UGI) Acquisition of Publicly Held Units of AmeriGas Partners, L.P by UGI Corp Call	Corrected Transcript
02-Apr-2019

Dennis P. Coleman	Q
Analyst, Bank of America Merrill Lynch

Yes. Hi. Good morning and congratulations from me as well.

John L. Walsh	A
President, Chief Executive Officer & Director, UGI Corp.

Thanks, Dennis.

Dennis P. Coleman	Q
Analyst, Bank of America Merrill Lynch

I wonder if you might just talk a little bit about the bigger picture in terms of other structures that you might have looked at and particularly I guess more from a valuation standpoint at UGI where, whether you agree with the market or not, we had the marker on APU and could sort of get drill down on the valuation of the other businesses. You put up your peer group slide and I sort of had to wonder who those are as you define it and how we should think about valuation for the overall entity going forward?

John L. Walsh	A
President, Chief Executive Officer & Director, UGI Corp.

First, in terms of the valuation, with this type of a transaction, obviously, we and the AmeriGas audit committee acting independently are looking at the shareholders and unitholders, respectively, and assessing across a full range of potential outcomes, the relative benefits from each of those options, from status quo right through buy-in and it became clear, I think on both sides, operating independently, that what we’ve brought to the market today is absolutely the best option given the value it delivers for AmeriGas unitholders and the strategic benefits it brings for UGI and our shareholders.

So I can tell you that clearly we used almost every day of the 120-day period that we talked about at the Investor Day to reach this conclusion and explore many alternatives. And in the end, unanimously came to the conclusion that this is buy-in absolutely was most beneficial to both sets of shareholders. When you look at UGI today and look at value in peers, I think the thing in – historically, that’s differentiated UGI from our peers is our ability to identify strategic investment opportunities across a range of sectors and areas of activity that enabled us to significantly broaden the scope of the company’s operations, while continuously drawing on a core set of capabilities across UGI businesses that ensured we could be successful and deliver the business case on those investments.

So in that sense, I think there are two key attributes when you look at us versus peers. One is the chart that Ted took you through when you look at fundamental cash generation of UGI. It’s – we’re a significant positive outlier if you look at the amount of cash we generate. We’re not dependent on the capital markets to fund our growth as many of our peers are. We generated a lot of free cash and then can reinvest that cash. So that’s a tremendous advantage for us.

And the second thing that’s important for us that I’ve touched on is the diversity of our businesses, so we can identify a broad range of investment opportunities that fit our strategies and capabilities and then be quite selective in terms of where we invest because as you know valuations move overtime, and certain sectors or areas become more or less attractive from an investment standpoint. And we have the benefit of being able to be very selective in terms of where and how we invest that cash.

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UGI Corp. (UGI) Acquisition of Publicly Held Units of AmeriGas Partners, L.P by UGI Corp Call	Corrected Transcript
02-Apr-2019

So I think those two things are the critical drivers for UGI and what’s driven its success over any period you’d want to look at; 5 years, 10 years, 20 years. That doesn’t change. What changes with this transaction is a lot more cash to reinvest across an ever increasing range of investment opportunities for us.

Dennis P. Coleman	Q
Analyst, Bank of America Merrill Lynch

Perfect. Thanks for that. Just losing there a few, it’s helpful to hear you talk through it again. A couple of details, more detailed questions along the lines of what Shneur and Chris were asking. You put up the slide that shows the dividend growth rate with the sort of I guess onetime, maybe you call it two-time bump here, goes up to the 7%. But should we continue to think about the more historical target range, more in the 4%, a little higher than that going forward?

Ted J. Jastrzebski	A
Chief Financial Officer, UGI Corp.

We’re going to continue to maintain that guidance for dividends at 4%.

Dennis P. Coleman	Q
Analyst, Bank of America Merrill Lynch

Okay. And then just this is – sorry, just a more detailed point, you say accretive in 2020, would you expect it to be accretive for the full-year?

Ted J. Jastrzebski	A
Chief Financial Officer, UGI Corp.

Yes. Yes.

Dennis P. Coleman	Q
Analyst, Bank of America Merrill Lynch
Yeah, yeah, okay, very good. That’s it for me. Thanks.

John L. Walsh	A
President, Chief Executive Officer & Director, UGI Corp.

Okay. Thank you, Dennis.

Ted J. Jastrzebski	A
Chief Financial Officer, UGI Corp.

Thank you.

Operator: There are no further questions at this time. I would now like to turn the call back over to John Walsh for closing remarks.

John L. Walsh

President, Chief Executive Officer & Director, UGI Corp.

Okay, thank you, Jack, and thank you all for making time to join us this morning for this special call. And we look forward to giving you further update when we report our Q2 results in early May. Take care.

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UGI Corp. (UGI) Acquisition of Publicly Held Units of AmeriGas Partners, L.P by UGI Corp Call	Corrected Transcript
02-Apr-2019

Operator: This concludes the UGI/AmeriGas transaction conference call. We thank you for your participation. You may now disconnect.

Disclaimer

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No Offer or Solicitation

This transcript is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

In connection with the proposed transaction, UGI Corporation (“UGI”) and AmeriGas Partners, L.P. (the “Partnership”), as applicable, will file a registration statement on Form S-4, including a proxy statement/prospectus of UGI, and other related documents, including a Schedule 13E-3, with the Securities and Exchange Commission (“SEC”). This transcript is not a substitute for the Merger Agreement, proxy statement/prospectus or the Schedule 13E-3 or for any other document that UGI or the Partnership may file with the SEC in connection with the transaction. BEFORE MAKING ANY VOTING DECISION OR ELECTION, INVESTORS AND SECURITY HOLDERS OF UGI AND THE PARTNERSHIP ARE ADVISED TO CAREFULLY READ THE MERGER AGREEMENT, THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND THE SCHEDULE 13E-3, AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive proxy statement/prospectus will be sent to Partnership Unitholders in connection with a Special Meeting of Unitholders. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available), the Schedule 13E-3 (when available) and other relevant documents filed by UGI or the Partnership with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement/prospectus, the Schedule 13E-3 and other relevant documents (when available) from www.ugicorp.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

UGI, the Partnership, AmeriGas Propane, Inc. and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in UGI’s proxy statement relating to its 2019 Annual Meeting of Shareholders, which was filed with the SEC on December 20, 2018, and the Partnership’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 20, 2018, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

Forward-Looking Statements

All statements in this transcript (and oral statements made regarding the subjects of this communication) other than historical facts are forward-looking statements. The safe harbor provisions under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 do not apply to forward-looking statements made or referred to in this release. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of UGI and AmeriGas, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: statements regarding the expected benefits of the proposed transaction to UGI and its shareholders and to AmeriGas and its unitholders; the anticipated completion of the proposed transaction and the timing thereof; the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations. While UGI believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of its business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on UGI, AmeriGas and their customers; changes in tax laws that impact MLPs and the continued analysis of recent tax legislation; conditions in the energy industry, including cost volatility and availability of all energy products, including propane, natural gas, electricity and fuel oil as well as increased customer conservation measures; adverse weather conditions; the financial condition of UGI’s and AmeriGas’ customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships; changes in safety, health, environmental and other regulations; liability for uninsured claims and for claims in excess of insurance coverage; domestic and international political, regulatory and economic conditions in the U.S. and in foreign countries, including the current conflicts in the Middle East; foreign currency exchange rate fluctuations (particularly the euro); the timing of development of Marcellus Shale gas production; the results of any reviews, investigations or other proceedings by government authorities; addressing any reviews, investigations or other proceedings by government authorities or shareholder actions; the performance of AmeriGas; and the interruption, disruption, failure, malfunction or breach of UGI’s or AmeriGas’ information technology systems, including due to cyber-attack.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in each of UGI’s and AmeriGas’ Annual Reports on Form 10-K for the fiscal year ended September 30, 2018, and those set forth from time to time in each entity’s filings with the SEC, which are available at www.ugicorp.com and www.amerigas.com, respectively. Except as required by law, UGI and AmeriGas expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.